[AIG Letterhead]
May 4, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated April 23, 2010 with respect to American International Group, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009. We are gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than May 28, 2010.
Thank you for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	Frank Wyman (Securities and Exchange Commission)

David L. Herzog